Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On October 13, 2011, Exelon distributed the attached newsletter to its employees regarding the merger integration process.

IN Integration Newsletter

October 13, 2011 Issue

Letter from Ron and Steve

Dear Colleagues,

October 31 marks the beginning of hearings at the Maryland Public Service Commission (PSC) related to our proposed merger. Our team has been working together for many months to prepare for these hearings, and we believe our merger remains on track to succeed throughout this critically important regulatory process. We will keep you updated as this process continues through December; a decision from the Maryland PSC is expected by Jan. 5, 2012.

Another important milestone involves merger approval by shareholders of both companies, and we need your help. Special shareholder meetings have been scheduled for Nov. 17, 2011, and more information is available about the details of those meetings on your company’s intranet site. Exelon shareholders will be asked to approve the issuance of Exelon common stock to Constellation stockholders in connection with the merger as stated in the merger agreement. Constellation shareholders will be asked to approve the merger on substantially the terms set forth in the merger agreement and a non-binding, advisory proposal to approve the compensation that may become payable to Constellation’s named executive officers in connection with the completion of the proposed merger.

It is very important that our shareholders vote their shares, and we encourage all of employee-shareholders to vote through the Internet or via the toll-free telephone number, as described on the proxy cards you receive in the mail. As an alternative, any shareholder who receives a paper copy of the proxy card by mail may sign, date and mail it in the envelope provided.

Finally, if you have not yet participated in the integration communications survey that was distributed last week, you have one day left! Your feedback is important to us, and we want to hear from you. Please check your intranet or email for the survey link, and email the Integration Office if you need the link resent to you.

Rules of the Road

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

Feedback

IN is produced by the Corporate Communications groups of both Exelon and Constellation. Please direct questions and comments to: Exelon employees:IntegrationOffice@exeloncorp.com; Constellation employees:IntegrationOffice@constellation.com.

Expected Milestones Timeline

Aug 3 Approved by Texas PUCT

Q4: Shareholders meetings

Oct 31 to Nov 10: Maryland PSC hearings, each business day

Nov 29 - Maryland PSC public comment hearings

Dec 1 - Maryland PSC public comment hearings

Dec 5 - Maryland PSC public comment hearings

Jan 5: Maryland PSC decision deadline

Information Technology: By the Numbers:

Focus on Safety: A Shared Goal

Safety has always been and remains a top priority among the Exelon and Constellation Energy companies; it is a formal part of both companies’ values and is shared by all employees from every type of business and work location. We operate on the basic principle that all injuries are preventable.

Achieving the safest possible conditions begins with weaving our commitment to safety into our cultures and organizational structures, and by ensuring that the processes and systems that we use to generate and deliver power to our customers are reviewed and practiced with every action we perform. Most importantly, both companies’ leaders and employees take responsibility for our own and each others’ safety and well-being.

At Exelon, the focus is on anticipating risks in our actions and applying sound safety principles to every task, no matter how small. Studies show that, on average, 10 near-miss incidents in the workplace will result in one recordable injury, and that 300 near misses will result in a serious injury. Within the Exelon culture of accountability and continuous improvement, employees and managers are empowered and encouraged to speak up about safety and talk about it more. Among other activities, business unit-level safety councils conduct safety walk-downs and help identify lapses before they cause harm.

Similarly, the real strength of Constellation’s safety program comes from a forward thinking team of safety professionals that focus resources on the implementation of programs and processes that lead to injury prevention and improved safety over the long term versus lagging indicators, such as recordable injuries. These include initiatives that range from behavior based safety training to ergonomics assessments to an OSHA Voluntary Protection Program (VPP) level of performance. VPP locations include ACE Cogeneration, Calvert Cliffs, Ginna and Nine Mile Point.

Executive Bios

As we continue to introduce to employees Chris Crane’s direct reports effective with closing of the merger, here are the biographies of several of the Exelon Generation leaders named in the Sept. 9 press announcement. In the next issue of IN, we will present biographical information on the utility CEOs.

Kenneth G. Cornew

Current Title

Senior Vice President, Exelon Corporation; President, Exelon Power Team

Future Title

Executive Vice President and Chief Commercial Officer, Exelon; President and CEO of Energy Trading and Retail

Profile

A 23-year veteran of the electric utility industry, Cornew heads the power marketing and trading function of one of the nation’s largest, most diversified generation portfolios, consisting of assets in the Mid-Atlantic, Midwest, Northeast, Southeast and Texas. He also heads the growing retail business of Exelon Energy that serves electric and gas retail customers in Illinois, Ohio, Pennsylvania and Michigan. As president of Power Team, Cornew is responsible for ensuring the optimization of Exelon’s generation portfolio by obtaining maximum value for power produced while managing risk for the company and its shareholders.

Cornew has been a leader of Power Team since its inception in 1994 when the group was created to sell into the wholesale power market the output of Exelon generation and to grow the wholesale energy portfolio. He continues to play an instrumental role in the evolution of disciplined operational processes and innovation that are a hallmark of Power Team’s success.

Professional History

Cornew has developed and strategically organized Power Team’s trading operation – including short- and long-term power transactions, generation scheduling and generation dispatch – which serves wholesale and retail load obligations and proprietary trading functions. He has been and continues to be a leader in regulatory advocacy for the industry, helping to shape the wholesale market evolution in the various regions of the country where Exelon has generation assets. Cornew currently serves on the Executive Committee of the Electric Power Supply Association.

Cornew also has heavily supported merger and acquisition activities and corporate strategy for Exelon Corporation. Cornew performed an active role in the creation of Exelon by leading the integration of Unicom’s and PECO Energy’s power marketing groups as well as their generation and load portfolios. He was also an instrumental member of a team that evaluated the AmerGen nuclear generation asset acquisition, which resulted in the purchase of ownership interest in Oyster Creek Generating Station in New Jersey, Clinton Power Station in Illinois and Three Mile Island Generating Station in Pennsylvania.

Early in his career, Cornew worked in PECO Energy’s regulated retail business as a large industrial account manager in southeastern Pennsylvania. He was also an engineer in the PJM Interconnection L.L.C., where he scheduled generation and power interchange as well as evaluated the performance of PJM’s generation dispatch and transmission scheduling operations.

Education

Cornew obtained a bachelors degree in electrical engineering from Rutgers University and a master’s degree in business administration from Drexel University.

Charles G. Pardee

Current and Future Title

Chief Operating Officer, Exelon Generation Company, LLC

Profile

Pardee oversees the generation operations of Exelon Generation Company, LLC, including the nuclear, coal, hydro-electric, natural gas, oil, solar, wind, and landfill gas generating facilities. Exelon Generation’s foundation and competitive advantage are based on its consistently high performing nuclear generation fleet, which is also the largest nuclear generating fleet in the nation.

Professional History

Pardee most recently served as president and chief nuclear officer for Exelon Nuclear, an operating unit of Exelon Generation. In that position, Pardee was responsible for Exelon Nuclear’s fleet of ten operating nuclear stations with seventeen reactors that generate more than 17,000 megawatts of electricity annually. Exelon Nuclear operates the third largest nuclear fleet in the world, and the largest in America, with nearly twenty percent of the nation’s nuclear generating capacity.

Pardee has held numerous executive level positions at Exelon Nuclear, including chief operating officer and other positions in the areas of operations, engineering, nuclear fuels, project management and security.

Pardee joined Exelon Nuclear in February 2000 as site vice president of LaSalle County Generating Station in Illinois. He came to Exelon Nuclear from Florida Power Corporation’s Crystal River 3 Nuclear Power Plant, where he served as plant manager. Prior to Crystal River, Pardee was operations manager at Carolina Power & Light’s Brunswick Nuclear Plant in North Carolina. His experience includes a tour at the Institute of Nuclear Power Operations in Atlanta. He also held various managerial and supervisory positions in maintenance, operations and training with General Electric at the Knolls Atomic Power Laboratory in Windsor, Connecticut.

Pardee is the Steering Committee lead for “The Way Forward,” a collaboration of the Institute of Nuclear Power Operations, the Nuclear Energy Institute, the Electric Power Research Institute, and senior executives established to integrate and coordinate the U.S. nuclear industry’s response to the March 11, 2011, earthquake and tsunami that devastated Japan and significantly impacted the Fukushima Daiichi Nuclear Power Plant. Pardee also chairs the Nuclear Energy Institute’s Nuclear Strategic Issues Advisory Committee and the National Academy of Nuclear Training’s Accrediting Board. He is the Exelon executive sponsor of the Asian American Community for Exelon Success (AACES) and sits on the board of the Greater Chicago Chapter of the ALS Association.

Education

Pardee is a graduate of the U.S. Merchant Marine Academy and completed the Advanced Management Program at Harvard University. He earned a Senior Reactor Operator license at Brunswick and a senior reactor operator certification at Nine Mile Point Nuclear Station, and qualified as Engineering Officer of the Watch at the GE Naval Prototype plants.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.

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